UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, notifies the following:

RELEVANT EVENT

The Board of Directors of BBVA, in its meeting held today 17 December, has approved the appointment of the independent director Mr. José Antonio Fernández Rivero, as Lead Independent Director of the Board of Directors.

In addition, the Board of Directors of BBVA has agreed to modify the composition of the Audit and Compliance Committee of the Board, which will be comprised as follows:

Chairman

Mr. José Luis Palao García-Suelto

Members

Mr. Tomás Alfaro Drake

Mrs. Belén Garijo López

Mr. Carlos Loring Martínez de Irujo

Madrid, December 17, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 18, 2014	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized Representative